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EXHIBIT 99.2

Cutter & Buck Announces September 20 Hearing Date on Appeal Of Nasdaq Delisting Action

        SEATTLE, Wash., Sep 13, 2002 /PRNewswire-FirstCall via COMTEX/—Cutter & Buck Inc. (Nasdaq: CBUKE) announced today that the hearing regarding its appeal of the earlier action by The Nasdaq Stock Market to delist the Company's securities has been set for September 20, 2002 in Washington, D.C. The appeal relates to the Nasdaq Stock Market's decision that the Company's securities no longer meet the requirements for listing stemming from violations of Nasdaq Marketplace rules 4330 and 4330(c), relating to public interest concerns, and Rule 4310(c)(14), which requires the Company to maintain at least three years of audited financial statements. The Company does not expect a Listing Qualifications Panel to make a decision at the time of the hearing. Pending the outcome of the appeal, the Company's Common Stock will continue trading on the Nasdaq National Market under the symbol "CBUKE."

        The Company is continuing its internal investigation into accounting irregularities during the fiscal years ended April 30, 2000 and April 30, 2001 and intends to restate its financial results for those periods in order to correct inaccurate reporting of certain transactions and to properly reflect the treatment of sales entries that should have been recorded in later periods. "While our process has taken a little longer than originally planned, we expect to be current in our financial reporting by about the end of this month," said Fran Conley, Chairman and CEO. "I am encouraged that as we move toward completing the investigation, we have not seen any reason to believe that the Company's current net worth will be affected or that there will be any change in the Company's total sales for the past three years," continued Conley.

        The circumstances leading up to the restatement are being investigated by the Securities and Exchange Commission and by Nasdaq and the Company is responding to their inquiries.

About Cutter & Buck

        Cutter & Buck designs and markets upscale sportswear and outerwear under the Cutter & Buck brand. The Company sells its products primarily through golf pro shops and resorts, corporate sales accounts and specialty retail stores. Cutter & Buck products feature distinctive, comfortable designs, high quality materials and manufacturing and rich detailing.

        Statements made in this news release that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated, such as the results of the Company's ongoing internal investigation and the direct and indirect consequences of that investigation; the results of the ongoing investigations by the Securities and Exchange Commission and Nasdaq; the outcome of Nasdaq's delisting proceedings; access to capital; and maintaining satisfactory relationships with our banking partners. Additional information on these and other factors, which could affect the Company's financial results, are included in its Securities and Exchange Commission filings. Finally, there may be other factors not mentioned above or included in the Company's SEC filings that may cause actual results to differ materially from any forward-looking information. You should not place undue reliance on these forward-looking statements. The Company assumes no obligation to update any forward-looking statements as a result of new information, future events or developments, except as required by securities laws.

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  EXHIBIT 99.2